No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2016

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

WUHAN, China, December 8, 2016 – Dongfeng Honda Automobile Co., Ltd., a Honda automobile production and sales joint venture in China, announced plans to build a third automobile production plant to meet increasing demand from the continuously growing automobile market in China.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki General Manager
Finance Division
Honda Motor Co., Ltd.

Date: December 15, 2016

Dongfeng Honda to Build Third Automobile Production Plant in China

WUHAN, China, December 8, 2016 – Dongfeng Honda Automobile Co., Ltd., a Honda automobile production and sales joint venture in China, announced plans to build a third automobile production plant to meet increasing demand from the continuously growing automobile market in China. The announcement included a groundbreaking ceremony in Wuhan, China.

Dongfeng Honda plans to build the third plant on a 1.2 million-square-meter plot acquired by the company, located approximately 8 km southeast of the company’s first plant within Wuhan Economic & Technological Development District. With an investment of approximately 3 billion R.M.B., the new plant is scheduled to become operational in the first half of 2019, with annual production capacity of 120,000 units. Moreover, this new plant will be designed with a concept to accommodate production of electrified automobiles, where demand is expected to expand in the coming years in the automobile market in China.

The addition of the third plant will increase Dongfeng Honda’s overall annual production capacity to 600,000 units, which will increase Honda’s overall automobile production capacity in China to 1.25 million units, including 600,000 units of Guangqi Honda and 50,000 units of Honda Automobile (China) Co., Ltd., an export automobile production plant.

About Dongfeng Honda Automobile Co., Ltd.

Established:	July 2003
Capital investment:	US$560 million
Capitalization ratio:	50% Dongfeng Motor Group Co., Ltd.
40% Honda Motor Co., Ltd.
10% Honda Motor (China) Investment Co., Ltd.

Location:	Wuhan, Hubei Province, China
Representative:	Atsushi Fujimoto, President
Employment:	Approximately 9,800 associates (as of December 2016)

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2016/c161208eng.html